Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 19 DATED MARCH 27, 2023

TO THE PROSPECTUS DATED APRIL 18, 2022

We are providing this Supplement No. 19 to you in order to supplement our prospectus dated April 18, 2022 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC. Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares. The purpose of this supplement is to disclose the following update:

Our Portfolio

The following disclosure adds a new sub-section entitled “TacMed Solutions” under the section “Our Portfolio” which appears on page 102 of the Prospectus.

TacMed Solutions

Overview. On March 24, 2023, we, through our wholly-owned subsidiary, TM Strategic Capital EquityCo, LLC acquired an approximately 95.5% indirect equity ownership interest in Tacmed Holdings, LLC (“TacMed Solutions”). Our total investment of $106.0 million in TacMed Solutions is comprised of an indirect common equity interest investment of approximately $77.0 million and a concurrent debt investment of approximately $29.0 million made through our wholly-owned subsidiary, TM Strategic Capital DebtCo, LLC, to subsidiaries of TacMed Solutions in the form of senior secured debt. Following the closing of the transaction, in addition to our ownership, the remaining TacMed Solutions equity is owned by certain members of the current TacMed Solutions executive management team as well as TacMed Solutions’ founder, Ross Johnson.

Company Overview. Founded in 2003 and headquartered in Anderson, SC, TacMed Solutions designs, develops and manufactures medical products that equip, train and protect professionals in pre-hospital, emergency trauma situations.

Investment Highlights. TacMed Solutions’ suite of traumatic injury products, hemorrhage control tourniquets, immobilization tools and critical care kits serve first responders, military, law enforcement and civilian public safety operations. TacMed Solutions’ medical simulation training solutions combine advanced technology and durable materials to offer customers the highest fidelity training simulators. These human body simulators, isolated wound area task trainers and K-9 animal simulators provide realistic replicas for emergency medical personnel training exercises. We believe that TacMed Solutions has established durable competitive advantages and barriers to entry through its in-house R&D and manufacturing capabilities and patent protected products. Many of these products are regulated by entities such as the Food and Drug Administration (FDA) or are subject to stringent specifications such as the American National Standards Institute (ANSI). TacMed Solutions reaches end customers directly through its sales force and through strategic partner distributors across the United States and internationally. TacMed Solutions revenue has grown at an approximately 18.7% compound annual growth rate from the year ended December 31, 2009 to December 31, 2022.

Growth Opportunities. We believe the following are key growth opportunities for TacMed Solutions: (i) further new customer acquisition and existing customer wallet share gains driven by product innovation and expansion of the serviceable market, (ii) potential to accelerate growth in civilian/public access channels given favorable public safety awareness trends, and (iii) strategic acquisitions to further expand product offering and sales channels.

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